SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.1)*

                              CCA Industries, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    124867102
                                 (CUSIP Number)

                              Eric S. Wagner, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                                 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 23, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners Offshore, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  228,420

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  228,420

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  228,420

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.2%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Group, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  228,420

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  228,420

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  228,420

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.2%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Management, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  228,420

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  228,420

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  228,420

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.2%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LCG Holdings, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Christian Leone

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  228,420

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  228,420

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  228,420

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.2%

14.      TYPE OF REPORTING PERSON*
                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of CCA Industries, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of January 3, 2006 and amends and supplements the Schedule 13D filed on November 28, 2005 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 1.        Security and Issuer.

     This statement relates to the shares of common stock, $.01 par value, ("Common Stock") of CCA Industries, Inc. (the "Issuer"). The Issuer's principal executive office is located at 200 Murray Hill Parkway, East Rutherford, New Jersey 07073.

ITEM 2(a).     Identity.

     The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

     - Luxor Capital Partners, LP, a Delaware limited partnership ("Onshore Fund").

     - Luxor Capital Partners Offshore, Ltd., a Cayman Island exempted company ("Offshore Fund").

     - Luxor Capital Group, LP, a Delaware limited partnership ("Luxor Capital Group").

     - Luxor Management, LLC, a Delaware limited liability company ("Luxor Management").

     - LCG Holdings, LLC, a Delaware limited liability company ("LCG Holdings").

     - Christian Leone, a United States citizen ("Mr. Leone").

ITEM 3.        Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Onshore Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $0.00

     The source and amount of funds used by the Offshore Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,366,966.57

ITEM 5.        Interest in Securities of the Issuer.

     (a)  The Reporting Persons beneficially own:

          (i) The Onshore Fund and LCG Holdings each beneficially owns 0 shares of Common Stock representing 0.0% of all of the outstanding shares of Common Stock.

          (ii) The Offshore Fund beneficially owns 228,420 shares of Common Stock representing 3.2% of all of the outstanding shares of Common Stock.

          (iii) Luxor Capital Group, as the investment manager of the Offshore Fund, may be deemed to beneficially own the 228,420 shares of Common Stock held by the Offshore Fund, representing 3.2% of all of the outstanding shares of Common Stock.

          (iv) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Luxor Capital Group.

          (v) Collectively, the Reporting Persons beneficially own 228,420 shares of Common Stock representing 3.2% of all of the outstanding shares of Common Stock.

     (b) The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 228,420 shares of Common Stock held by the Offshore Fund.

     The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 228,420 shares of Common Stock held by the Offshore Fund.

     (c) The following transactions were effected by the Onshore Fund during the past sixty (60) days:

                                             Approx. Price per
                           Amount of Shs.    Share (excl. of
Date       Security        Bought (Sold)     commissions)

12/12/05   Common             2,486          $8.05
12/14/05   Common            12,886          $8.15
12/15/05   Common             3,416          $8.15
12/23/05   Common          (174,057)         $9.35


     The following transactions were effected by the Offshore Fund during the past sixty (60) days:

                                             Approx. Price per
                           Amount of Shs.    Share (excl. of
Date       Security        Bought (Sold)     commissions)

12/12/05   Common             2,814          $8.05
12/14/05   Common            16,914          $8.15
12/15/05   Common             4,484          $8.15

     Other than the sale by the Onshore Fund on December 23, 2005, which was a private transaction, the above transactions were effected on the American Stock Exchange. No other transactions were effected within the past 60 days except as previously reported on the Schedule 13D.

     (d)  Not applicable.

     (e) The Reporting Persons ceased to beneficially own 5% of the Common Stock on December 23, 2005.


ITEM 7.        Material to be Filed as Exhibits.

               Exhibit A - Directors and Executive Officers of the Offshore Fund
                           (previously filed)

               Exhibit B - Joint Filing Agreement (previously filed)

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 4, 2006

          LUXOR CAPITAL PARTNERS, LP
          By: LCG Holdings, LLC, as General Partner


              By: /s/ Elena Cimador
                  -----------------
                      Elena Cimador
                      CFO


          LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


          By: /s/ Elena Cimador
              -----------------
                  Elena Cimador
                  CFO


          LUXOR CAPITAL GROUP, LP
          By: Luxor Management, LLC, as General Partner


              By: /s/ Elena Cimador
                  -----------------
                      Elena Cimador
                      CFO


          LCG HOLDINGS, LLC


          By: /s/ Elena Cimador
              -----------------
                  Elena Cimador
                  CFO



          LUXOR MANAGEMENT, LLC


          By: /s/ Elena Cimador
              -----------------
                  Elena Cimador
                  CFO


          /s/ Christian Leone
          -------------------
              Christian Leone